Terrestrial Energy Inc.

2730 W. Tyvola Road, Suite 100

Charlotte, NC 28217

December 23, 2025

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenny O’Shannick

Re:	Terrestrial Energy Inc.
Registration Statement on Form S-1, as amended (File No. 333- 291796)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), Terrestrial Energy Inc. hereby respectfully requests that the Registration Statement be permitted to become effective on December 23, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions or comments, please do not hesitate to contact Eliot W. Robinson, Esq. at (404) 572-6785 or Tyler F. Mark, Esq. at (303) 866-0238.

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TERRESTRIAL ENERGY INC.

Sincerely,

By:	/s/ Brian Thrasher
Name:	Brian Thrasher
Title:	Chief Financial Officer

Cc:

Eliot W. Robinson, Esq., Bryan Cave Leighton Paisner LLP

Tyler F. Mark, Esq., Bryan Cave Leighton Paisner LLP